UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Williams Partners L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
96950F104
(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950F104	Page	2	of	19

1.	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		1,849,138 Common Units

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		215,246,111 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,849,138 Common Units

WITH	10.	SHARED DISPOSITIVE POWER

215,246,111 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

217,095,249 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO

CUSIP No.	96950F104	Page	3	of	19

1.	NAMES OF REPORTING PERSONS Williams Energy Services, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		91,854,749 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

91,854,749 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,854,749 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO — limited liability company

CUSIP No.	96950F104	Page	4	of	19

1.	NAMES OF REPORTING PERSONS Williams Energy, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,233 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,952,233 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,952,233 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	5	of	19

1.	NAMES OF REPORTING PERSONS Williams Discovery Pipeline LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,425,466 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

1,425,466 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,425,466 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	6	of	19

1.	NAMES OF REPORTING PERSONS Williams Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,363,527 Common Units*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

3,363,527 Common Units*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,527 Common Units*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company
* In addition to 3,363,527 Common Units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

CUSIP No.	96950F104	Page	7	of	19

1.	NAMES OF REPORTING PERSONS Williams Partners Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,826,378 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,826,378 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,378 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

CUSIP No.	96950F104	Page	8	of	19

1.	NAMES OF REPORTING PERSONS Williams Gas Pipeline Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,564,984 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

120,564,984 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,564,984 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO — limited liability company

CUSIP No.	96950F104	Page	9	of	19

1.	NAMES OF REPORTING PERSONS WGP Gulfstream Pipeline Company, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,875,284 Common Units

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

4,875,284 Common Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,875,284 Common Units

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — limited liability company

Introduction
     This Amendment No. 11 amends Items 2, 3, 4, 5, 6, and 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC (“WES”), Williams Energy, L.L.C. (“WE”), Williams Partners GP LLC ( “GP LLC”) Williams Partners Holdings LLC (“Holdings”), Williams Gas Pipeline Company, LLC (“WGP”), and MAPCO LLC (“MAPCO”) with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”), Amendment No. 5 filed on January 18, 2008 (“Amendment No. 5”), Amendment No. 6 filed on February 28, 2008 (“Amendment No. 6”), Amendment No. 7 filed on January 19, 2010 (“Amendment No. 7”), Amendment No. 8 filed on February 19, 2010 (“Amendment No. 8”), Amendment No. 9 filed on September 2, 2010 (“Amendment No. 9”), and Amendment No. 10 filed on October 7, 2010 (“Amendment No. 10”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10 shall remain unchanged.
Item 2. Identity and Background
     The information previously provided in response to Item 2 is hereby amended and supplemented with the following:
(a) This statement on Schedule 13D (“Schedule 13D”) is filed by TWC, WES, WE, Williams Discovery Pipeline LLC, a Delaware limited liability company (“Discovery”), GP LLC, Holdings, WGP, and WGP Gulfstream Pipeline Company, L.L.C. a Delaware limited liability company (“WGPGPC”) (collectively, the “Reporting Persons”).
WGP is the sole member of WGPGPC; WES is the sole member of Discovery.
(b) The address of the principal office of WGPGPC and of Discovery is One Williams Center, Tulsa, Oklahoma 74172-0172.
(c) The principal business of WGPGPC and of Discovery is to own and operate natural gas pipeline operations.
(d)-(e) During the past five years, neither WGPGCP nor Discovery have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of TWC, WES, WE, Discovery, GP LLC, Holdings, WGP, WGPGPC, MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc., or ESPAGAS USA Inc. has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
     The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference herein.
Item 4. Purpose of Transaction
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On May 9, 2011, a transaction closed whereby a subsidiary of the Issuer acquired from WGPGPC an additional 24.5 percent interest in Gulfstream Natural Gas System L.L.C., an interstate natural gas pipeline extending from the Mobile Bay area in Alabama to markets in Florida. As part of the transaction, the Issuer issued 632,584 Common Units to WGPGPC among other consideration.
     On November 19, 2010, a transaction closed whereby a subsidiary of the Issuer acquired certain gathering and processing assets in Colorado’s Piceance basin from a subsidiary of TWC. As part of the transaction, the Issuer issued 1,849,138 Common Units to Williams Production RMT Company LLC. On March 30, 2011, Williams Production RMT Company LLC dividended the 1,849,138 Common Units it owned to TWC, which changed TWC’s holdings of these units from indirect to direct.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:
     (a) (1) TWC is the record owner of 1,849,138 Common Units and, as the direct or indirect 100% owner of each of WES, WE, Discovery, WGP, WGPGPC, GP LLC and Holdings, may, pursuant to Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, be deemed to beneficially own 217,095,249 Common Units, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 74.7% of the outstanding Common Units. TWC, as the sole member of WES, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
     (2) WES is the record owner of 84,113,523 Common Units and, as the sole stockholder of MAPCO, the sole member of Discovery and the sole member of GP LLC, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,952,233 Common Units that may deemed to be beneficially owned by MAPCO (and held of record by WE), the 1,425,466 Common Units held of record by Discovery and the 3,363,527 Common Units held of record by GP LLC. Based on the foregoing, WES may be deemed to beneficially own a total of 91,854,749 Common Units, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 31.6% of the outstanding Common Units. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.

     (3) WE is the record owner of 2,952,233 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.0% of the outstanding Common Units.
     (4) Discovery is the record owner of 1,425,466 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 0.5% of the outstanding Common Units.
     (5) GP LLC is the record owner of 3,363,527 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.2% of the outstanding Common Units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
     (6) Holdings is the record owner of 2,826,378 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.0% of the outstanding Common Units.
     (7) WGP is the record owner of 115,689,700 Common Units, and, as the 100% owner of WGPGPC, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,875,284 Common Units held of record by WGPGPC, which in the aggregate and based on calculations made in accordance with Rule 13d-3, represents 41.5% of the outstanding Common Units.
     (8) WGPGPC is the record owner of 4,875,284 Common Units, which based on calculations made in accordance with Rule 13d-3, represents 1.7% of the outstanding Common Units.
     (9) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, LLC and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following at the end thereof:
     As of May 17, 2011, the Reporting Persons have entered into a Joint Filing Statement, attached as Exhibit T hereto.
Item 7. Materials to Be Filed as Exhibits
     The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit T	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2011

The Williams Companies, Inc.
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chief Executive Officer and President

Williams Energy Services, LLC
By:	/s/ Robyn L. Ewing
	Name:	Robyn L. Ewing
	Title:	Senior Vice President

Williams Energy, L.L.C.
By:	/s/ Rory L. Miller
	Name:	Rory L. Miller
	Title:	Senior Vice President

Williams Discovery Pipeline LLC
By:	/s/ Rory L. Miller
	Name:	Rory L. Miller
	Title:	Senior Vice President

Williams Partners GP LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chairman of the Board and Chief Executive Officer

Williams Partners Holdings LLC
By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	Chief Operating Officer

Williams Gas Pipeline Company, LLC
By:	/s/ Randall L. Barnard
	Name:	Randall L. Barnard
	Title:	Senior Vice President

WGP Gulfstream Pipeline Company, L.L.C.
By:	/s/ Randall L. Barnard
	Name:	Randall L. Barnard
	Title:	Senior Vice President

Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Director, Chief Executive Officer, and President
Citizenship: USA
Amount Beneficially Owned: 20,000 (less than 1%) See footnote 4
Randall L. Barnard
c/o The Williams Companies, Inc.
2800 Post Oak Blvd.
Houston, Texas 77056
Principal Occupation: Senior Vice President, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 2,337 (less than 1%) See footnotes 1 and 3
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 17,584 (less than 1%) See footnotes 1, 3, and 5
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 3
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 4,292 (less than 1%) See footnotes 1, 3, and 6
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 0

Rory L. Miller
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President, Midstream
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)
Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 679 (less than 1%) See footnote 7
Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior Vice President, Corporate Development
Citizenship: USA
Amount Beneficially Owned: 12,084 (less than 1%) See footnotes 1 and 3
Board of Directors of The Williams Companies, Inc.
Irl Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman of Patriot Coal Corporation (a producer and marketer of coal in the eastern United States)
Citizenship: USA
Amount Beneficially Owned: 0
Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
3330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass (a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico)
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC (a media company)
Citizenship: USA
Amount Beneficially Owned: 1,258 (less than 1%) See footnotes 1 and 3
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,758 (less than 1%) See footnotes 1 and 3
W.R. Howell
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 12,584 (less than 1%) See footnotes 1 and 3
Joseph R. Cleveland
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%) See footnotes 1 and 3
George A. Lorch
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the Board of Pfizer, Inc. (a research-based pharmaceutical company)
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%) See footnote 2
William G. Lowrie
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,821(less than 1%) See footnotes 1 and 3

Frank T. MacInnis
191 Post Road West
Westport, Connecticut 06880
Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Chairman of the Board of EMCOR Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 3
Janice D. Stoney
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,792 (less than 1%) See footnote 2
Laura A. Sugg
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)
Executive Officers of Williams Energy Services, LLC
Alan S. Armstrong
(see above)
Robyn L. Ewing
(see above)
Management Committee of Williams Energy Services, LLC
Alan S. Armstrong
(see above)
Robyn L. Ewing
(see above)
Donald R. Chappel
(see above)
Executive Officers of Williams Energy, L.L.C.
Rory L. Miller
(see above)
Management Committee of Williams Energy, L.L.C.
Alan S. Armstrong
(see above)
Rory L. Miller
(see above)

Randy M. Newcomer
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President — Midstream for The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 758 (less than 1%) See footnote 9
Executive Officers of Williams Discovery Pipeline LLC
Rory L. Miller
(see above)
Management Committee of Williams Discovery Pipeline LLC
Alan S. Armstrong
(see above)
Rory L. Miller
(see above)
Randy M. Newcomer
(see above)
Executive Officers of Williams Partners GP LLC
Alan S. Armstrong, Chairman of the Board and Chief Executive Officer
(see above)
Donald R. Chappel, Chief Financial Officer
(see above)
Rory L. Miller, Senior Vice President — Midstream
(see above)
Randall L. Barnard, Senior Vice President — Gas Pipeline
(see above)
James J. Bender, General Counsel
(see above)
Ted T. Timmermans, Vice President, Controller and Chief Accounting Officer
(see above)
Board of Directors of Williams Partners GP LLC
Alan S. Armstrong
(see above)
Donald R. Chappel
(see above)
Randall L. Barnard
(see above)

Rory L. Miller
(see above)
Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Special advisor to SAI Global (a risk management, compliance and business improvement service provider)
Citizenship: USA
Amount Beneficially Owned: 4,524 (less than 1%) See footnotes 1 and 3
H. Michael Krimbill
c/o NGL Energy Partners LP
6120 S. Yale, Suite 805
Tulsa, Oklahoma 74136
Principal Occupation: Chief Executive Officer of NGL Energy Partners LP (a vertically-integrated propane business)
Citizenship: USA
Amount Beneficially Owned: 57,151 (less than 1%) See footnotes 1 and 3
H. Brent Austin, Director
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Investment Officer of Alsamora L.P. (a private limited partnership with real estate and diversified equity investments)
Citizenship: USA
Amount Beneficially Owned: 10,336 (less than 1%) See footnote 2
Executive Officers of Williams Partners Holdings LLC
Alan S. Armstrong
(see above)
Rory L. Miller
(see above)
Executive Officers of MAPCO LLC
Rory L. Miller
(see above)
Management Committee of MAPCO LLC
Alan S. Armstrong
(see above)
Rory L. Miller
(See above)

Randy M. Newcomer
(see above)
Executive Officers of Williams Midstream Natural Gas Liquids, Inc.
Rory L. Miller
(See above)
Board of Directors of Williams Midstream Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
Rory L. Miller
(see above)
Randy M. Newcomer
(see above)
Executive Officers of Williams Natural Gas Liquids, LLC
Rory L. Miller
(see above)
Management Committee of Williams Natural Gas Liquids, LLC
Alan S. Armstrong
(see above)
Rory L. Miller
(see above)
Randy M. Newcomer
(see above)
Executive Officers of ESPAGAS USA Inc.
Donald R. Chappel
(see above)
Board of Directors of ESPAGAS USA Inc.
Donald R. Chappel
(see above)
Dennis M. Elliott
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172-0172
Principal Occupation: Director EH&S Midstream for The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 3

Rodney J. Sailor
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)
Executive Officers of Williams Gas Pipeline Company, LLC
Randall L. Barnard
(see above)
Management Committee of Williams Gas Pipeline Company, LLC
Randall L. Barnard
(see above)
Donald R. Chappel
(see above)
Robyn L. Ewing
(see above)
Executive Officers of WGP Gulfstream Pipeline Company, L.L.C.
Randall L. Barnard
(see above)
Management Committee of WGP Gulfstream Pipeline Company, L.L.C.
Randall L. Barnard
(see above)
Frank J. Ferazzi
c/o The Williams Companies, Inc.
2800 Post Oak Blvd.
Houston, Texas 77056
Principal Occupation: Vice President — Gas Pipeline for The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.
2 Listed Person holds all or a portion of such Common Units in joint tenancy with his spouse and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.
3 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

4 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.
5 Listed Person is the trustee of the James J. Bender Trust dated July 8, 2009, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 17,584 Common Units held by the Trust.
6 Listed Person is the trustee of the Ralph A. Hill Trust, dated May 15, 2002, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,292 Common Units held by the Trust.
7 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.
8 Listed Person and his spouse are the trustees of the Randy M. Newcomer Trust, dated October 11, 2007, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 758 Common Units held by the Trust.